UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  811-04997

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☑ Form N-CSR

For Period Ended:	November 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Delaware Group Equity Funds V, on behalf of its series, Macquarie Wealth Builder Fund
Full Name of Registrant

Delaware Wealth Builder Fund
Former Name if Applicable

610 Market Street
Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19106
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☑
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)

The Registrant is unable to file its report on Form N-CSR with respect to the Macquarie Wealth Builder Fund (“Fund”) (formerly, Delaware Wealth Builder Fund) for the period ended November 30, 2024 without unreasonable effort or expense.  Additional time is needed to finalize certain tax calculations related to a limited partnership investment previously held by the Fund in conjunction with a restatement of the Fund’s November 30, 2023 fiscal year-end financial statements.  An amended Form N-CSR for the Fund’s November 30, 2023 fiscal year-end will be filed upon issuance of the restated financial statements.  The Registrant’s Form N-CSR filing for the Fund's fiscal year ended November 30, 2024 will be filed upon the filing of the Fund's amended N-CSR for the prior fiscal year.  The Registrant currently expects to file the Fund's amended Form N-CSR for the Fund’s November 30, 2023 fiscal year end and the Fund's Form N-CSR for the fiscal year ended November 30, 2024 on or before the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard Salus
(267) 207-7680

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file suchreport(s) been filed? If answer is no, identify report(s).  ☑Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes   ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Delaware Group Equity Funds V
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 7, 2025	By: /s/Richard Salus
Name: Richard Salus
Title: Chief Financial Officer